EXHIBIT 99.1

Seabridge Gold Closes $22 Million Bought Deal Flow-Through Equity Financing

 NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 27, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) (the "Company") announced today that it has closed its previously announced bought deal flow-through financing (the “Flow-Through Share Offering”), including the full amount of the over-allotment option, for aggregate gross proceeds of $22,000,000. A total of 1,100,000 flow-through common shares of the Company (the "Flow-Through Shares"), including those pursuant to the exercise of the over-allotment option, were issued and sold at a price of $20.00 per Flow-Through Share (a 27.7% premium to the closing price on the TSX the day the Flow-Through Share Offering was announced). The Flow-Through Share Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation and including Paradigm Capital Inc. Both Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation acted as joint-bookrunners for the Flow-Through Share Offering.  All monetary references are in Canadian dollars.

The gross proceeds from the Flow-Through Share Offering will be used to fund the 2017 exploration program at the Company's KSM and Iskut Projects in Northwestern British Columbia, Canada.

Seabridge Chairman and CEO Rudi Fronk noted that “This year’s exploration program includes drilling some of the most exciting targets in our history. We also aim to continue to improve the prospective economics of our KSM Project. Increasing gold ownership per share remains an important objective for Seabridge. As in previous years, we are confident that this year’s programs should add more than sufficient resource ounces of gold to offset the share issuances announced today."

The Offering was made by way of private placement in Canada. The Flow-Through Shares issued under this Flow-Through Share Offering are subject to a four-month hold period expiring on August 28, 2017.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any Flow-Through Shares, nor shall there be any sale of Flow-Through Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories.  For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work, including potential impacts on projected economics and the expected exploration work on properties the Company has agreed to acquire and the results of such exploration are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the Flow-Through Share Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2016 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net